Filed pursuant to Rule 433

Registration No. 333-135007

April 2, 2008

HSBC Holdings plc

$2,000,000,000

8.125% Perpetual Subordinated Capital Securities Exchangeable at the

Issuer’s Option into Non-Cumulative Dollar Preference Shares

Terms & Conditions
Issuer:	HSBC Holdings plc
Expected Ratings on the Capital Securities:	A1/A/AA-
Offered Securities:	8.125% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar Preference Shares
Pricing Date:	April 2, 2008
Settlement Date:	April 9, 2008 (T+ 5)
Maturity Date:	Perpetual
Form of Offering:	SEC Registered
Principal Amount:	$2,000,000,000
Number of Capital Securities:	80,000,000
Over-allotment Option:	A maximum of $200,000,000 additional principal amount (8,000,000 additional Capital Securities) at the public offer price within 30 days of the Pricing Date
Offer Price:	$25 per Capital Security
Interest Rate:	8.125% per annum
Coupon Payment Dates:	Quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing July 15, 2008
Day Count:	30 / 360
Net Proceeds to Issuer:	$1,939,875,000 (assumes underwriting commission of $0.7875 per capital security on sales to retail and $0.500 per capital security on sales to institutions)
Deferred Coupon Payment:

The Issuer may elect to defer coupon payments on the Capital Securities at its discretion and may be required to defer coupon payments on the Capital Securities in accordance with the Solvency Condition. Subject to certain exceptions, deferred coupon payments will remain outstanding until settled in accordance with the ACSM.

Optional and Special Event Redemption:

The Issuer may redeem the Capital Securities, in whole or in part, at its option, at any time on or after April 15, 2013 or in whole (but not in part) at its option at any time upon the occurrence of a Tax Event or a Regulatory Event.

Exchange into Preference Shares:	On any coupon payment date, the Issuer may exchange the Capital Securities in whole (but not in part) for perpetual non-cumulative dollar preference shares.
Ranking:

The Capital Securities will constitute unsecured, subordinated obligations.

In a winding up of the Issuer, the claims of Capital Securities holders will rank (a) junior to depositors and all other creditors other than claims which are by their terms or expressed to be subordinated to or pari passu with the Capital Securities and (b) pari passu with the most senior class of non-cumulative preference shares of the Issuer.

Listing:	Application will be made to list the Capital Securities on the New York Stock Exchange.

CUSIP:	404280 703
ISIN:	US4042807036
Joint Bookrunners:	HSBC Securities (USA) Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC
Senior Co-Manager:	Wachovia Capital Markets, LLC
Co-Manager:	RBC Capital Markets Corporation
Junior Co-Managers:	ABN AMRO Incorporated Banc of America Securities LLC Credit Suisse Securities (USA) Inc. Deutsche Bank Securities Inc. Wells Fargo Investments, LLC

This communication includes disclosure about the expected ratings for the Capital Securities. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.